Mail Stop 4561

July 2, 2007

Mr. Colin Binny
Chief Financial Officer
Amaru, Inc.
112 Middle Road, #08-01 Midland House
Singapore 188970

> **Re:** **Amaru, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **File No. 0-32695**

Dear Mr. Binny:

We have reviewed your first response letter filed on June 19, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the fiscal year ended December 31, 2006

Financial Statements

5. Intangible Assets, page F-15

1.   We note your response to prior comment 5; however, we are reissuing the comment and requesting that you respond, with sufficient detail, to share with us the considerations you have made of legal, regulatory, contractual, competitive, economic and other factors such as the effects of obsolescence and demand in reaching the determination that approximately $20 million of intangible assets related to your film library and software licenses have indefinite useful lives. Further reference is made to the pertinent factors and other information conveyed in paragraph 11 and within Appendix A (specifically Example 3) of SFAS 142.

2.   We note your response to prior comment 6. Please confirm that you will provide disclosure of your accounting policy for reviewing intangible assets for impairment, substantially similar to that disclosure made in your response to us, in future filings. Additionally, please confirm that you will disclose in future filings the annual amount of impairment losses recognized on intangible assets in accordance with SFAS 142.

6. Investments Available for Sale, page F-16

3.   We have reviewed your response to comment 7. Please confirm to us that you will disclose the information provided to us within your response in your future filings. Specifically ensure that your disclosure stipulates that the Company is unable to determine a fair value since no established market exists in Singapore for similar investments.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief